

March 22, 2013

Via E-mail
Sallie A. DeMarsilis
Chief Financial Officer and Principal Accounting Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652

> **Re:** **Movado Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 30, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 4, 2012**
> **Response dated March 14, 2013**
> **File Nos. 001-16497**

Dear Ms. DeMarsilis:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 12

If the Company loses any of its license agreements . . ., page 15

1. We note your response to comment 1 in our letter dated February 28, 2013 and that you have not argued that disclosure of any one or more licensed brands, which represent a material portion of the 46% of your net sales, should be considered information which is not material to investors. The disclosure you are prepared to provide, that no individual licensed brand represents sales in excess of 20%, suggests that there is at least one licensed brand that is material to you. Please identify that brand(s) in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Performance-Based Annual Cash Compensation, page 17

2. We note your response to the second bullet point in comment 5 in our letter dated February 28, 2013. Please explain whether the corporate performance objective established by your Compensation Committee under the Executive Performance Plan and the financial performance measure under the Annual Incentive Compensation Plan are determined at the outset of the award period or at some later date, including to what extent the Compensation Committee may already have information about the company's financial performance for the year at that point in time. We also note your response to the third bullet point in comment 5 in our letter dated February 28, 2013. Please provide substantially the same disclosure as you provide in the second paragraph of your response as it relates to your Compensation Committee's consideration of the CEO's individual performance in approving his compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Attorney-Advisor, at (202) 551-3797 or me at (202) 551-3270 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director